March 22, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Priscilla Dao

Re:	NextPlat Corp Registration Statement on Form S-3 Filed February 15, 2022 File No. 333-262748

Ladies and Gentlemen:

This letter is being submitted on behalf of NextPlat Corp (the “Company”) in response to the comment letter, dated March 11, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on February 15, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Securities and Exchange Commission March 22, 2022 Page 2

Registration Statement on Form S-3

Prospectus Summary

Our Company, page 3

1. You state that your “new platform will enable the use of a range of digital assets including non-fungible tokens (“NFTs”) in e-commerce and in community-building activities.” Please disclose the status of the development of this platform, what type of digital assets it will allow, and the expected role of such digital assets.

Response:

The Company notes the Staff’s comment and has expanded its disclosure in the Amended Registration Statement to better describe the platform. As part of this expanded disclosure, the Company has revised this section to read as follows:

“Expanding beyond our current global network of online storefronts serving thousands of consumers, enterprises, and governments, we intend to develop a next generation platform for digital assets built for Web3. Our new platform (“NextPlat Digital”), which is currently in the design and development phase in collaboration with consultants and contracted developers, will enable the use of a range of digital assets, such as non-fungible tokens (“NFTs”), in e-commerce and in community-building activities. As currently contemplated, NextPlat Digital will facilitate the creation/minting, purchase and sale of a broad range of NFT products, including, but not limited to, art, music, collectables, digital real estate, video games and game items. NextPlat Digital, as currently planned, will be used by us to create both (a) public market places, for us and third-parties, where anyone with a crypto wallet can buy and sell their own NFTs, and (b) private market places that only allow a particular company or entity to sell their own NFTs (such as for the promotion of a particular brand or product). We anticipate that NextPlat Digital will be substantially complete within the next six to nine months.”

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph De Martino at (202) 724-6848.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Ralph De Martino
By:	Ralph De Martino

Enclosures

cc:	Charles Fernandez, CEO